UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

POINT Biopharma Global Inc.

(Name of Subject Company)

POINT Biopharma Global Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

730541109

(CUSIP Number of Class of Securities)

Joe McCann

Chief Executive Officer

4850 West 78th Street

Indianapolis, IN

(317) 543-9957

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Chadé Severin

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by POINT Biopharma Global Inc., a Delaware corporation (“POINT”) with the Securities and Exchange Commission on October 13, 2023, relating to the tender offer by Yosemite Falls Acquisition Corporation, a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock of POINT, par value $0.0001 per share (the “Shares”), at a purchase price of $12.50 per Share, net to the stockholder in cash, without interest, and less any applicable tax withholding, on the terms and subject to the conditions set forth in the Offer to Purchase, dated as of October 13, 2023 (as may be amended or supplemented from time to time) and the related Letter of Transmittal (as may be amended or supplemented from time to time), and pursuant to the Agreement and Plan of Merger, dated as of October 2, 2023, by and among Lilly, Purchaser and POINT.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The Table of Equity Compensation-Related Payments and accompanying footnotes under the heading “—Table of Equity Compensation-Related Payments” at the top of page 10 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following:

Table of Equity Compensation-Related Payments

	Vested POINT Stock Options		Unvested POINT Stock Options		POINT PSUs
Name	Number of Underlying Shares(1)	Option Cash Consideration Payable($)(2)	Number of Underlying Shares(3)	Option Cash Consideration Payable($)(4)	Number of Underlying Shares(5)	PSU Cash Consideration Payable($)(6)	Total Option Cash Consideration and PSU Cash Consideration Payable($)(7)
Allan Silber	88,209	419,780	788,376	4,182,026	33,469	418,363	5,020,169
Jonathan Ross Goodman	56,050	256,884	75,185	300,813	—	—	557,697
Rajesh K. Malik	38,114	157,698	57,249	201,627	—	—	359,325
Yael Margolin	38,114	157,698	57,249	201,627	—	—	359,325
David C. Lubner	38,114	157,698	57,249	201,627	—	—	359,325
Bridget Martell	—	—	80,503	194,817	—	—	194,817
Gerry Hogue	38,114	157,698	75,185	300,813			458,511
Joe McCann	95,448	417,108	978,990	5,213,254	23,124	289,050	5,919,412
Bill Demers	169,244	892,790	263,600	1,378,426	13,234	165,425	2,436,641
Justyna Kelly	52,907	276,244	225,245	1,222,695	12,782	159,775	1,658,714
Neil Fleshner	27,558	116,178	141,933	729,744	6,062	75,775	921,697
Ari Shomair	140,797	1,334,288	170,849	1,080,142	8,464	105,800	2,520,230
Jessica Jensen	412,943	1,872,547	536,982	2,454,144	—	—	4,326,691
Myra Herrle	64,308	262,326	175,281	871,956	11,930	149,125	1,283,407
Chris Horvath	25,000	126,250	271,783	1,276,349	12,575	157,188	1,559,787
Matthew Vincent	21,250	141,738	139,754	859,955	9,762	122,025	1,123,718
Valerie Hergott	40,087	204,346	75,221	389,344	7,255	90,688	684,378
Robin Hallett	13,936	76,215	79,136	444,696	7,387	92,338	613,249

(1)	This column includes the number of Shares subject to vested POINT Stock Options that are being converted into a right to receive the Option Cash Consideration.
(2)

The estimated value in this column is equal to the number of Shares underlying such vested POINT Stock Options multiplied by the excess, if any, of (i) the Merger Consideration over (ii) the per share exercise price of such vested POINT Stock Option.

(3)

This column includes the number of Shares subject to unvested POINT Stock Options that are being accelerated immediately prior to the Effective Time and converted into a right to receive the Option Cash Consideration.

(4)

The estimated value in this column is equal to the number of Shares underlying such unvested POINT Stock Options multiplied by the excess, if any, of (i) the Merger Consideration over (ii) the per share exercise price of such unvested POINT Stock Option.

(5)	This column includes the number of Shares subject to POINT PSUs that are being converted into a right to receive the POINT PSU Cash Replacement Amount.
(6)	The estimated value in this column is equal to the number of Shares underlying such POINT PSUs multiplied by the Merger Consideration.
(7)

The estimated value in this column is equal to the sum of the Option Cash Consideration in respect of outstanding POINT Stock Options (both vested and unvested) and the POINT PSU Cash Replacement Amount in respect of outstanding unvested POINT PSUs.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs replace in its entirety the paragraph under the heading “—Legal Proceedings” on page 44:

“In connection with the Offer and Merger Agreement, three complaints have been filed as individual actions in the United States District Courts. Certain demand letters have also been sent to POINT by purported stockholders making similar allegations.

On October 24, 2023, a purported POINT stockholder filed a complaint against POINT and each member of the POINT Board in the United States District Court for the District of Delaware, captioned Clark v. POINT Biopharma Global Inc., et al., Case No. 1:23-cv-01207-UNA (the “Clark Complaint”). On October 25, 2023, a purported POINT stockholder filed a complaint against POINT and each member of the POINT Board in the United States District Court for the District of Delaware, captioned Jones v. POINT Biopharma Global Inc., et al., Case No. 1:23-cv-01213-UNA (the “Jones Complaint”). On October 25, 2023, a purported POINT stockholder filed a complaint against POINT and each member of the POINT Board in the United States District Court for the Southern District of New York, captioned Trinh v. POINT Biopharma Global Inc., et al., Case No. 1:23-cv-09394 (the “Trinh Complaint” and, together with the Clark Complaint and the Jones Complaint, the “Complaints”).

The Complaints allege, among other things, violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 thereunder against all defendants and violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiffs contend that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Transactions. The Complaints seek injunctive relief preventing the consummation of the Transactions, rescissory damages or rescission to the extent the Transactions are consummated, an order directing the individual defendants to file a Solicitation/Recommendation Statement on Schedule 14D-9 that does not contain any untrue statements of material fact, an award of plaintiff’s expenses including attorneys’ fees and expenses, and such other relief the court may deem just and proper.

POINT believes the claims asserted in the Complaints are without merit.

The outcome of the matters described above cannot be predicted with certainty. Additional lawsuits may be filed against POINT, the POINT Board, Lilly and/or Purchaser in connection with the Merger Agreement, the Transactions, the Schedule TO and the Schedule 14D-9. If additional similar complaints are filed, absent new or different allegations that are material, POINT, Lilly and/or Purchaser will not necessarily announce such additional complaints.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 27, 2023

POINT Biopharma Global Inc.

By:	/s/ Bill Demers
Name: Bill Demers
Title: Chief Financial Officer